EXHIBIT 99.1

VIZSLA SILVER PROVIDES 2024 YEAR-END SUMMARY AND 2025 OUTLOOK

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 28, 2025 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to provide a year-end summary of its activities at its flagship Panuco silver-gold property (the "Property" or "Panuco") located in Sinaloa, Mexico and outline the Company's key objectives/milestones for 2025.

"2024 was a transformative year for Vizsla Silver," commented Michael Konnert, President & CEO. "With an updated resource estimate in January 2024 serving as the backbone for the first ever Panuco PEA, published in July, Vizsla Silver went from early-stage exploration to early-stage development. Our focus throughout the year was on derisking known mineralization within the Copala and Napoleon resource areas to maximize potential future economic returns. The July PEA showcased industry leading economics based on conservative assumptions and a resource base that has since been materially upgraded and expanded. We now have 43% more ounces in the measured and indicated category and higher grades, relative to the previous resource. This bodes well for a potentially expanded mine plan in the pending feasibility study we plan to publish in the second half of 2025. Additionally, we have broken ground on our fully permitted and fully funded Copala test mine, arguably one of the most valuable derisking initiatives for the project. This will support feasibility study mine planning and development as we advance Panuco Project 1 ("Project 1" or "Panuco Project 1") to construction. With over US$92 million in cash and no debt, we remain well funded to deliver on our operational goals with a long-term view of first silver in 2027. In 2025, we continue to prioritize the health and safety of our communities and team members as we advance through the permitting and development process. Beyond development in the West, we continue exploring new areas of the district with both low-cost mapping and geophysical surveys and +10,000 meters of planned initial drilling. We look forward to another safe and exciting year for Vizsla Silver and thank everyone for their hard work and continued support."

Key objectives for 2025

•	Advance Copala test mine development and bulk sample program
•	Complete fourth round of metallurgical testing in H1 2025
•	Advance through permitting process
•	Deliver Feasibility Study ("FS") in H2 2025
•	Complete +12,000 meters of geotechnical drilling to support the FS
•	Complete +25,000 meters of ongoing discovery-based and resource expansion drilling
•	Complete a ~45 line-kilometre ground Horizontal-Loop EM (Promis-HLEM) over six selected target areas

2024 Highlights

In 2024, with Simon Cmrlec assuming the role of Chief Operating Officer ("COO") , Vizsla Silver focused on derisking Panuco Project 1, located in the western portion of the Panuco-Copala District. This culminated in the announcement of a robust Preliminary Economic Assessment ("PEA") published in July 2024, highlighting 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au.

Drilling throughout the year totaled 37,662m, centered on converting resources within the upper levels of the Copala and Napoleon areas to higher confidence categories. This led to an updated mineral resource estimate published in early January 2025 highlighting an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (see press release dated January 6, 2025).

Other notable achievements in 2024:

•	Vizsla Silver's share price increased by 45% from C$1.73/s to C$2.51/s
•	Vizsla Silver raised a total of C$95M in two financings: C$34.5M at C$1.50/s in February, and C$65M at C$2.6/s in September
•	Organized three on site health fairs providing over 550 people access to nurses, doctors, and psychologists.
•	Vizsla Silver tripled its land package to 17k+ ha with the acquisition of San Enrique and La Garra, two large highly prospective past producing districts located along the emerging Sinaloa Silver Belt
•	Acquired district-wide WorldView III and Aster multispectral satellite imagery and continued with the use of Terraspec for alteration mapping
•	Simon Cmrlec appointed as COO, Suki Gill nominated to the Board of Directors, Karl Haase as Director of Engineering, Anna Pagliaro as Director of Commercial and Legal Risk, and Ana Meza as Environmental and ESG Manager
•	Completed spinout of Vizsla Royalties, trading on the TSXV, creating an additional C$62M of value for Vizsla Silver shareholders in the first 3 weeks of trading
•	In September, Vizsla Silver published its third annual Sustainability Report.
•	In October, the GDXJ included Vizsla Silver to its constituency, awarding shareholders significant liquidity
•	Vizsla Silver's Mexican subsidiary, Minera CANAM, was awarded the Socially Responsible Company Distinction (ESR), for the third year in a row
•	In November, Vizsla Silver graduated to the TSX, raising the Company to a new echelon of market access & awareness
•	Vizsla Silver commenced work on its fully funded, fully permitted Copala test-mine / bulk sample program

Table of Top 10 Drill Composites of 2024, ordered from highest to lowest grade AgEq

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-24-381A	219.60	226.50	6.90	6.25	3,698	41.20	6,270	Copala
CS-24-356	219.00	223.90	4.90	4.20	1,694	103.20	8,817	Copala
CS-24-380	278.10	293.80	15.70	13.30	1,861	12.20	2,554	Copala
CS-24-354	153.50	168.30	14.80	13.00	1,017	8.19	1,503	Copala
CS-24-375	290.85	308.35	17.50	14.20	978	4.56	1,212	Copala
CS-24-366	348.85	357.00	8.15	7.00	1,898	9.51	2,398	Copala 3
CS-24-347	287.85	294.00	6.15	6.00	1,882	10.31	2,440	Copala
CS-24-352	211.80	217.25	5.45	5.00	1,378	22.95	2,872	Copala
CS-24-344	561.95	573.90	11.95	8.70	1,096	5.18	1,363	Copala
CS-24-362	344.60	346.10	16.10	10.50	804	5.27	1,103	Copala

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 91% for silver and 94% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023)

2025 Outlook

Vizsla Silver's focus for 2025 remains centered on de-risking Project 1 in the west with a goal of first silver in 2027. To achieve this, the Company is actively working to complete a Feasibility Study, while simultaneously advancing permitting and project financing to support a construction decision. In parallel, Vizsla Silver will continue exploring other prospective areas in the western portion of the district, proximal to Project 1, but also in the central and eastern areas, where exploration drilling completed to date remains sparse. Key de-risking initiatives planned for 2025 include:

     1)  Advance test Mine
     2)  Advance Permitting/Project Finance
     3)  Deliver FS

For 2025, a total of +37,000 metres of drilling is planned for Engineering (FS studies), expansion, and exploration programs. Two diamond drill rigs will be active on the property, with the ability to scale up depending on exploration success. Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the central and eastern portions of the district.

Targets

•	Resource Extension:

The Copala structure remains open along strike to the north and down dip to the south. Alternatively, after the discovery of the old Copala adit and concomitant with the successful infill/expansion drilling campaign in central Copala, the team identified potential for near surface high-grade mineralization in the south. Vizsla Silver intends to drill two near surface targets in the second half (H2) of 2025 once the team completes detailed structural and alteration mapping along Copala, south of the old adit.

At Napoleon area, the company plans to conduct resource expansion drilling along the hanging wall-4 vein (HW4) down-dip to the east and along the 400m wide gap in La Luisa vein (see press release dated February 13, 2024), between the current mineral resource area and the shallow drill-holes located 500m to the north.
•	Exploration:

During the first half (H1) of 2025 Vizsla Silver will continue drill-testing the Camelia-San Dimas, Galeana and San Fernando-Nacaral targets in the northeast part of the district. Other targets such as El Roble, Oregano and La Whicha, also in the northeast will be explored in H2.

The Company also plans to drill additional exploration holes at El Molino (see press release dated October 24, 2023) and at the convergence zone of main Napoleon vein with La Colorada vein - Copala fault system in north Napoleon area. Exploration drilling on the north Napoleon area is planned for H2 after completion of the ground EM survey.

Mapping / Geophysics

•	The Company continues advancing detailed mapping at 1:1000 scale throughout the district; +67% of Panuco district has been mapped to date with the aid of LiDar, WorldView III and Aster satellite imagery and Terraspec analyses. Company geologists also started 3D interpretations of Terraspec data collected on core samples to further build 3D alteration models and define drilling vectors.
•	Vizsla Silver also contracted TMC Geophysical consulting to conduct a Horizontal Loop EM (Promis-HLEM) survey on 45 l-km over Copala and 5 selected high-priority targets during Q1. The objective of this study is to determine the geophysical response of known mineralization near-surface at Copala, and then investigate five other selected targets in the district.

Figure 1: Plan map of the Panuco district highlighting primary exploration targets relative to mapped and sampled mineralized veins. The purple circle represents Resource Extension targets, the yellow circle represents Proximal targets, and the blue circles and ellipse represent distal District targets in the northeast. (CNW Group/Vizsla Silver Corp.)

Key objectives for 2025

•	Advance Copala test mine development and bulk sample program
•	Complete fourth round of metallurgical testing in H1 2025
•	Advance through permitting process
•	Deliver Feasibility Study in H2 2025
•	Complete +12,000 meters of geotechnical drilling to support the FS
•	Complete +25,000 meters of ongoing discovery-based and resource expansion drilling
•	Complete a ~45 line-kilometre ground Horizontal-Loop EM (Promis-HLEM) over six selected target areas

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla Silver's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 28-JAN-25